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05036089

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babcock & Brown Financial Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Harrison Street, 6th Floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~James Jaworski~~ 415-512-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

560 Mission Street, Suite 1600 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Nancy J. Hitchings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babcock & Brown Financial Co. LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy J. Hitchings
Signature

President
Title

Heidi Wagner
Notary Public

HEIDI WAGNER
Commission # 1359567
Notary Public - California
San Francisco County
My Comm. Expires Jun 4, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Babcock & Brown Financial Co. LLC
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

Year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Babcock & Brown Financial Co. LLC

We have audited the accompanying statement of financial condition of Babcock & Brown Financial Co. LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Babcock & Brown Financial Co. LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2005

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 1,155,098
Fees receivable	22,837
Total assets	$ 1,177,935
Liabilities and member's equity	
Payable to affiliate	$ 302,043
Accrued liabilities	61,553
Taxes payable	8,731
Total liabilities	372,327
Member's equity	805,608
Total liabilities and member's equity	$ 1,177,935

See accompanying notes.

Babcock & Brown Financial Co. LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Summary Description of Business Activities

Babcock & Brown Financial Co. LLC, a Delaware limited liability company ("the Company"), is a wholly-owned subsidiary of Babcock & Brown LP ("BBLP").

The Company is a registered broker-dealer with both the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company's broker-dealer activities primarily consist of leveraged leases and associated debt and partnership transactions, and also include a limited number of private placements (including Regulation D offerings) of debt and equity and brokered Rule 144A transactions. BBLP and its other affiliates represent a combined global investment banking and structured finance organization.

Based on the Company's relationship with BBLP and other affiliates that control the advisory fee income and administrative charges of the Company, if this relationship did not exist the operating results would be significantly different.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents include deposits at banks and an investment in a money market fund.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For income tax purposes, effective with its formation on January 1, 2000, the Company has elected to be treated as a partnership for tax purposes and accordingly, the income of the Company will be included in the returns of its member. The Company is liable for California limited liability company fees based on gross income (i.e., revenues) and for certain state franchise taxes.

3. Net Capital Requirement

As a registered broker and dealer with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined by the Rule. At December 31, 2004, the Company had net capital of $782,771, which was $682,771 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $372,327 at December 31, 2004. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

4. Transactions with Affiliate

The Company has entered into a Service and Cost Sharing Agreement ("the Agreement") with BBLP, the terms of which allow that BBLP charge the Company, via a service charge, for administration and transaction expenses incurred on the Company's behalf. A payable of $302,043 for such services was outstanding at December 31, 2004.

5. Lease Broker and Other Advisory Fees

Fees from financing transactions are recognized as revenue when the Company has provided all services necessary for a final closing of the transaction, the transaction has actually closed, the fee is due and payable, and the likelihood that any contingencies that could result in a reduction in fee is remote.

6. Regulatory Requirements

In management's opinion, the Company was exempted from the provisions of the SEC's Customer Protection Rule 15c3-3 for the year ended December 31, 2004, because it does not hold customer funds or securities.

7. Member's Equity

The debt, obligations, and liabilities of the Company are solely the debt, obligations, and liabilities of the Company, and the member is not obligated for any such debt, obligation or liability solely by reason of being a member, except to the extent of their member equity or other contractual agreement.